Exhibit 1.1

Dear all

I am pleased to inform you that the AGM was successfully completed on 27 April 2020 and that all proposals put forward by the board of directors (including the proposal to increase the share capital) were adopted with the approval of all voting shareholders.

The share capital increase has now been registered with the Danish Business Authority and all shares subscribed as part of the share capital increase have been duly issued.

For the sake of the American investors only I attach the legend as it is required by applicable law.

Kind regards

Jacob

Jacob Hjortshøj
Partner